SIGNET INTERNATIONAL HOLDINGS, INC.

205 Worth Avenue, Suite 316

Palm Beach, Florida 33480

February 21, 2006

Babette Cooper

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

Re:	Signet International Holdings, Inc.

Item 4.02 Form 8-K

Filed November 25, 2006

File No. 0-51185

We are in receipt of your letter dated February 1, 2006 regarding the above referenced filing and the following sets forth our answers thereto:

1.	Please amend your filing to disclose when you concluded that you financial statements should no longer be relied on.

ANSWER:

The Form 8-K has been amended to disclose that on January 24, 2006 the Company concluded that the financial statements of Signet Entertainment Corp., its wholly owned subsidiary, should not be relied upon.

2.	Disclose the date you were advised or notified that disclosure should be made or action taken to prevent future on a previously issued audit report or completed interim review.

ANSWER:

The Form 8-K has been amended to disclose that on January 24, 2006 the Company was advised that disclosure should be made and that action should be taken to prevent future reliance on a previously issued audit report or completed interim review.

3.	Revise to identify the specific financial statements that should no longer be relied upon.

ANSWER:	The Form 8-K has been revised to disclose the specific financial statements that should no longer be relied upon.

4.

Revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

ANSWER:	The Form 8-K discloses that after consultation with the independent accountant, the Company’s management discussed the matters disclosed in the filing.

5.

Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that they furnish you with a letter stating whether they agree with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, they should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

ANSWER:

The Form 8-K has been revised to disclose that the Company has furnished that independent accountant with a copy of this Form 8-K and that the Company has received a letter from the independent accountant stating its agreement with the contents of this filing.

6.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

ANSWER:

The Form 8-K has been revised to disclose that the Company expects to file an amended 8-K with the restated financial statements on or before March 1, 2006. The amended filing will be submitted via the EDGAR service.

7.

Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms affected by the restatement. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end.

ANSWER:

The Company’s officers have considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures, as well as that of Signet Entertainment Corp., its wholly owned subsidiary. The Company has determined that its system of disclosure controls and procedures should be augmented. As a result, the Company has implemented additional controls and procedures with respect to common and preferred shares issued as approved by the Company’s Board of Directors. A separate control log will be maintained by the Company and shall be independently reviewed by the Company’s Chief Accounting Officer. The Company has instituted these procedures retroactively to October 17, 2003. No additional errors were found. Once the Company retains a transfer agent, the certified shareholder list maintained by the transfer agent shall serve as the control log.

We are also aware that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

SIGNET INTERNATIONAL HOLDINGS, INC.

By: /s/	Ernesto Letiziano
Ernesto Letiziano